

Carl Dunlap · 3rd

Principal & Platinum SAP QIM / QM Consultant

Greater Boston · Contact info

500+ connections

QMS, Inc.

California State University-Chico

Experience

Principal & Officer

QMS, Inc.

Jan 2010 - Present · 12 yrs 3 mos

QMS is a SAP Consulting Firm that takes the time to understand the unique technology needs for each situation, and then helps our customers achieve the best value from their systems. We like to think of ourselves as a trusted partner for obtaining quality, efficiency and value from technology. QMS is, first and foremost, a team of



SAP Consulting Firm, QMS | SAP Consulting Team | Enterprise Resource Planning Experts | QMS

QMS is a SAP consulting services provider focused on the manufacturing sector. As the industry leader in Quality Management, our practical industry experience and expert SAP skills can be leveraged to assist with SAP business and IT consulting, SAP application, project and staffing services,...

SAP QM / QIM Consulting Lead

Unilever

Jul 2011 - Dec 2019 · 8 yrs 6 mos

Project Big Bang, CAPA, Serendipity

QM Consulting Lead on Big Bang Project to establish SAP QM as the Global Quality Standard at Unilever. Also working on SAP QIM Feasability Analysis for CAPA project. Formerly QM Team Lead on Project Cordillera - rolling out new SAP QM design to 31 factories in North America, and then Mexico, Brazil, and the rest of Latin America

Quality Assurance Lead for SAP QM projects

Medtronic

Sep 2009 - Dec 2019 · 10 yrs 4 mos

Quality Assurance Lead for all SAP QM and Calibration projects (Medtronic Gen 8, 9, 10, 11).

Connected Manufacturing & ECCM QA Lead

Hospira

Dec 2010 - Jun 2015 · 4 yrs 7 mos

Greater Chicago Area

Principal for QMS and on Steering Committee for ECCM (DMS) and Connected Manufacturing projects.

SAP QM Consulting Lead

ArthroCare Corporation

Jan 2013 - Dec 2014 · 2 yrs

SAP QM Consulting Lead on electronic device history record (eDHR) project.

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Education

California State University, Chico

Bachelor of Science (B.S.) - Business Administration, Production Operations Management, Honors in General Ed.

1990 - 1994

Grade: 3.83

Activities and societies: Phi Chi Theta, Beta Gamma Sigma

Worked closely with CSU Chico to start the SAP University Alliance program. CSU Chico was a founding member and now one of the most successful universities in the program hosting multiple SAP systems for other universities in North America.